Exhibit 17.1

Date:	21 June 2024

To:	Chris Xu, PhD Chairman and CEO ThermoGenesis, Inc. Sacramento, CA

From:	Russell Medford MD, PhD Atlanta, Georgia Joseph Thomis, PhD Brussels, Belgium Jim Xu Chicago, IL

Dear Dr. Xu:

We hope this letter finds you well. After much reflection and careful consideration, we are writing to formally resign from our positions as independent board members of the Board of Directors of ThermoGenesis effective immediately.

This decision was not made lightly. For Jeff Thomis and Russ Medford, over the past seven years, it has been both an honor and a privilege to work with you, members of your management team and the Board to help guide ThermoGenesis and to provide you and your team with strategic guidance as we addressed both opportunities and significant challenges.

However, over the last year, it is increasingly apparent that the assessments, concerns and recommendations by the independent Board members regarding Company policies and practices related to potential strategic transactions and decisions, communicated formally multiple times to you as Chairman, have not been addressed.

At the most recent Board meeting, we believe that the plans you envision for ThermoGenesis going forward do not reflect an adequate regard or sensitivity for real and/or perceived conflicts of interest on your part as Chairman of the Board of Directors and CEO of ThermoGenesis. Along with the dissolution of the Transaction Committee by you the next day, we believe it is in the best interest of all parties for us to step down from our current roles as independent board members of the Board of Directors.

We wish the company success in all its endeavours.

Please let us know if there is anything we can do to facilitate a smooth transition.

With regards,

/s/ Russell Medford

Russell Medford

/s/ Joseph Thomis

Joseph Thomis

/s/ Jim Xu

Jim Xu

Cc: Curt Greeley, Tonya Mitchem Grindon

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